Exhibit 7.1
Umberto P. Fedeli
5005 Rockside Road, Fifth Floor
Independence, Ohio 44131
May 2, 2007
Via Certified Mail
Return Receipt requested
The Board of Directors of
     PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139
Gentlemen,
A great business leader once said, “You either lead, follow or get out of the way.” Because I have not received Jack’s strategic plan for Park View Federal, after he has repeatedly promised, in writing, to share it with me, I am assuming that Park View does not have a plan or the executive leaders to execute one. Ironically, you have recently asked me for my plans for Park View. Although I am confused as to why a shareholder, and not Park View’s management, should be developing the bank’s business plan, I have shared my thoughts with you in the past and would be happy to do so again. As I have said repeatedly, I think it is crucial that Park View diversify beyond its traditional mortgage lending business. It is imperative that the bank integrate products and services to customers in a substantial and meaningful way. With the right management team and with the right plan, Park View can add significant value for its shareholders immediately. I suggest that Park View concentrate on the following areas for expansion:
•	Commercial lending;

•	Asset management/investments and a trust department;

•	Niche products that can be cross-marketed, such as title insurance, credit life insurance and other ancillary insurance products and services;

•	Affinity group marketing; and

•	Strategic acquisitions.
This time is a crucial one for the bank requiring strong leadership. Using the excuse of an inverted yield curve and difficult geographic market conditions to explain Park View’s poor performance will not improve the bank’s earnings. Park View can have a very bright future, but the bank will require an infusion of capital and talent to recognize its potential. I am willing to invest substantially in PVF Capital Corp. to fund this growth on the following terms:
•	I would purchase 1.5 to 2.0 million newly-issued shares from PVF at a price to be mutually agreed. I believe that this equity infusion, along with additional leadership, will allow Park View to make investments in new products and services and pursue strategic acquisitions that would significantly increase the value of the bank for all shareholders.

•	The purchased shares would have customary demand and piggyback registration rights.

•	I would have the right to appoint three new members to PVF’s board of directors.

•	PVF would name a new president and new heads of its revamped business units with the aim to develop a comprehensive strategic business plan to diversify the bank’s business and increase its efficiency and profitability. I can think of at least six outstanding candidates who could assume positions of leadership at the bank. Several of them would be more than qualified to be president of Park View. They each have a tremendous amount of experience and track records of performance in their given fields.

•	We would review any employment, severance or change in control agreements to determine the effect, if any, of my proposal as it relates to those agreements. Increases in managements’ severance payouts, such as those announced by PVF Monday, particularly in light of the bank’s recent poor performance, serve only to benefit management and not the shareholders. As a shareholder, I can not support the increases, especially since there has been no explanation from PVF as to why the increases were granted.
My investment would be conditioned upon obtaining necessary regulatory approvals, but not financing. I reserve the right to have other investors participate with me in this share purchase. If other investors are included, their participation would also be subject to any required regulatory approvals.
I have stated on many occasions that I respect and admire the wonderful franchise and customer base that Park View has built and the bank’s dedicated employees. I am more than willing to invest a substantial amount of time, money and resources to take the bank to another level. I would welcome the opportunity to help Park View Federal, its shareholders and associates to return to significant profitability and go beyond its current capabilities.
I look forward to your quick response, and I am willing to meet with the board to provide more details of the proposals outlined in this letter. Because of SEC rules and regulations, I intend to file this letter along with an amendment to my Schedule 13D. Thank you for your time and consideration.
Warm regards,
/s/ Umberto P. Fedeli
Umberto P. Fedeli

2